UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification Of Late Filing

SEC File Number 333-201360

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Muliang Viagoo Technologies, Inc.

Address of Principal Executive Office:

2498 Wanfeng Highway, Lane 181

Fengjing Town, Jinshan District
Shanghai, China 201501

PART II: RULES 12b-25(b) AND (c)

It is anticipated that the subject Quarterly Report on Form 10-Q will be filed within the next several days.

PART III: NARRATIVE

MULIANG VIAGOO TECHNOLOGY, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2022 (the “Quarterly Report”) by November 14, 2022 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling the required information to complete the Quarterly Report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the three months ended September 30, 2022, to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person(s) to contact in regard to this notification

Lirong Wang	+86	21 67355092
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

YES ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Muliang Viagoo Technology, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Muliang Viagoo Technology, Inc.

Dated: November 14, 2022	By:	/s/ Lirong Wang
	Name:	Lirong Wang
	Title:	Chief Executive Officer

3